STERIS plc 70 Sir John Rogerson’s Quay Dublin 2 Ireland May 15, 2024 CORRESPONDENCE FILING VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Industrial Applications and Services 100 F Street, N.E. Washington, D.C. 20549 Attention: Nudrat Salik Al Pavot Re: STERIS plc Form 10-K for the Year Ended March 31, 2023 File No. 001-38848 Ladies and Gentlemen: STERIS plc (the “Company,” “we” or “our”) is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 17, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2023, filed May 26, 2023 (“Fiscal 2023 Form 10-K”) and Correspondence filed April 9, 2024. Below are the Company’s responses. For the convenience of the Staff, the Company has repeated the Staff’s comment before the corresponding response. Correspondence filed April 9, 2024 Form 10-K for the Year Ended March 31, 2023 Results of Operations, page 31 1. We note your response to comment 1 and reissue in part. Please expand your proposed disclosure to also clarify the extent to which intercompany net interest income impacted the reported United States and Other Locations pre-tax income amounts you disclose in Note 8. Response: The Company respectfully acknowledges the Staff’s comment. In the Results of Operations discussion of consolidated income tax expense and effective tax rate in the

STERIS plc 70 Sir John Rogerson’s Quay Dublin 2 Ireland Company’s Annual Report on Form 10-K for the year ended March 31, 2024 (“Fiscal 2024 Form 10-K”), we will reference Note 10, Income Taxes, for additional information as we believe the additional disclosure at the geographic level will be best understood if presented with the tabular data by geography in that footnote. In Note 10, Income Taxes, of the Fiscal 2024 Form 10-K, we will enhance our proposed disclosures that accompany the tabular presentations of income before income taxes by geography and the components of the provision for income taxes. These enhancements will provide readers with additional information regarding key drivers of fluctuations in income before income taxes in the three geographies presented and the resulting tax provision. We will also clarify that the values include the transfer of income before income taxes that results from transactions between entities within our group that involve the sale of goods and services, loans and related interest, intellectual property and related royalties, and shared costs. The disclosure will specifically highlight the significant impact of our global financing structure on the results of our Ireland and United States operations. For illustrative purposes, following all our responses to the Staff's comments, is the Company’s proposed disclosure using the above referenced Fiscal 2023 Form 10-K as a model. Revisions have been marked to facilitate the Staff’s review. 2. Please expand your discussion of income tax expense variances to also clearly address any material variances in the effective tax rates within the jurisdictions that you operate. For example, it is not clear why the Other Locations effective tax rate appeared to change from 28% in 2022 to 34% in 2023. Response: The Company respectfully acknowledges the Staff’s comment. The effective tax rate variances between Fiscal 2023 and Fiscal 2022 for the United States and Other locations noted were predominately driven by the impairment of goodwill. Our consolidated effective tax rate was also favorably impacted in Fiscal 2023 by changes in U.S. state and local tax rates applied to existing deferred tax assets and liabilities. In the Results of Operations discussion of consolidated income tax expense and effective tax rate in the Fiscal 2024 Form 10-K, we will reference Note 10, Income Taxes, for additional information as we believe the additional disclosure at the geographic level will be best understood if presented with the tabular data by geography in that footnote. We will enhance our disclosures in Note 10, Income Taxes, of the Fiscal 2024 Form 10-K to give readers insight into the geographies impacted by material drivers of changes in our consolidated effective tax rate. For illustrative purposes, following all our responses to the Staff’s comments, is the Company’s proposed disclosure using the above referenced Fiscal 2023 Form 10-K as a model. Revisions have been marked to facilitate the Staff’s review.

STERIS plc 70 Sir John Rogerson’s Quay Dublin 2 Ireland Note 8, page 80 3. We note your response to comment 3 and reissue in part. You state that the amount reported in your financial statements as pre-tax income attributable to Ireland is the sum of pre-tax income associated with entities domiciled in Ireland. The instruction to Article 4-08(h)(1) of Regulation S-X states that the amount of domestic and foreign pre- tax income should be measured based on the geographic location of the operations that generated the pre-tax income. Please clarify for us the extent to which your reported amount of 2023 Ireland pre-tax income includes any income that was generated by operations geographically located outside of Ireland. Also, please clarify for us whether your commercial operations located in Ireland effectively generated zero pre-tax income in 2023 given that the $16.3 million of earnings cited in your response was completely offset by the $16.3 million of pre-tax loss generated by your Irish holding companies. If the entire $62.3 million of your reported 2023 Ireland pre-tax income is comprised of intercompany financing income from loans to foreign entities then that information should be clearly disclosed in MD&A so that readers can fully understand your reported domestic and foreign pre-tax income amounts and assess any favorable or adverse trends in the operating results of your domestic and foreign operations. Response: The Company respectfully acknowledges the Staff’s comment. We interpret the requirement under Article 4-08(h)(1) of Regulation S-X to measure domestic and foreign pre-tax income based on geographic location of the operations. The entities, including branches of entities, are subject to tax in Ireland because the operations of those entities are located in Ireland. Our reported Ireland pre-tax income does not include any income generated by operations geographically located outside of Ireland. In Fiscal 2023, our commercial operations geographically located in Ireland did, in fact, generate pre-tax income through the delivery of products and services to Customers. The Fiscal 2023 $16.3 million of pre-tax earnings for the commercial operating entities cited in our response was offset by the $16.3 million of pre-tax loss from operations of our Irish holding companies. This is not the case every year. In Note 10, Income Taxes, of the Fiscal 2024 Form 10-K, we will enhance our proposed disclosures that accompany the tabular presentations of Income before income taxes by geography and the components of tax expense. These enhancements will provide readers with additional information regarding key drivers of fluctuations in income before income taxes in the three geographies presented and resulting tax provision. We will also clarify that the values include the transfer of income before income taxes that results from transactions between entities within our group that involve the sale of goods and services, loans and related interest, intellectual property and related royalties, and shared costs. The disclosure will specifically highlight the significant impact of our global financing structure on our Ireland and United States operations.

STERIS plc 70 Sir John Rogerson’s Quay Dublin 2 Ireland For illustrative purposes, following all our responses to the Staff’s comments, is the Company’s proposed disclosure using the above referenced Fiscal 2023 Form 10-K as a model. Revisions have been marked to facilitate the Staff’s review. 4. Please disclose in the filing what your accounting policy is regarding the measurement of amounts presented as Ireland, United States, and Other Locations pre-tax income (loss). Please explain which intercompany items are eliminated and which are not eliminated i.e. intercompany revenues, expenses, equity investment items, etc. Response: The Company respectfully acknowledges the Staff’s comment. We comply with the requirement under Article 4-08(h)(1) of Regulation S-X by measuring domestic and foreign income before income taxes based on geographic location of the operations. This measure is inclusive of the transfer of income that results from transactions between entities within our group that involve the sale of goods and services, loans and related interest, intellectual property and related royalties, and shared costs. We will provide this clarity for readers in our enhanced proposed disclosure. For illustrative purposes, below is the Company’s proposed disclosure using the above- referenced Fiscal 2023 Form 10-K as a model. Revisions have been marked to facilitate the Staff’s review. As noted in response to each comment above, below are our proposed and enhanced disclosures to be included in Note 10, Income Taxes, of the consolidated financial statements in our Fiscal 2024 Form 10-K. The proposal is presented using Fiscal 2023 Form 10-K disclosures as a model with revisions marked to facilitate the Staff’s review. ILLUSTRATIVE PROPOSED DISCLOSURE 8. INCOME TAXES The total provision for income taxes can be reconciled to the tax computed at the Ireland statutory tax rate as follows:

STERIS plc 70 Sir John Rogerson’s Quay Dublin 2 Ireland Our effective tax rate is affected by i) the tax rates in Ireland (our country of domicile), the United States, and other jurisdictions in which we operate, and ii) the relative amount of income before income taxes by geography. Income before income taxes by geography are based on the geographic location of our operations to which such earnings are attributable. Transactions between two or more of the entities within our group occur routinely and involve the sale of goods and services, loans and related interest, intellectual property and related royalties, and shared costs. The pricing used in these transactions is consistent with the prices that would be charged between unrelated parties in accordance with our interpretation of current tax regulations. Income before income taxes by geography includes the transfer of income before income taxes that results from these transactions. We operate a global financing structure using a wholly-owned financing company domiciled in Ireland, STERIS Irish FinCo, which has a material impact on the relative amount of income before income taxes by geography. In each of the years presented, STERIS Irish FinCo contributed more than 90% of the pre-tax income of Ireland operations. Its activities are driven by funding needs for acquisitions, capital investments, and working capital. A significant majority of STERIS Irish FinCo’s income before income taxes during the years presented was driven by loans to our operations in the United States in response to such funding needs. Significant transactions not indicative of operating trends that impacted the amount of income before income taxes by geography and resulting provision for income tax and effective tax rate include: • In fiscal 2023, the impairment of goodwill impacted the operations in the United States and Other locations by $441,643 and $48,922, respectively. Approximately $207,367 of this impairment was non-deductible. • In fiscal 2022, income in the United States was affected by costs associated with the completion of the Cantel Medical acquisition. These include $205,788 of acquisition and integration related expenses and the negative impact of a fair value adjustment of $27,806 related to the premium liability associated with the Cantel Medical convertible debt. Approximately $67,000 of these costs were non-deductible. • In fiscal 2021, income in the United States was affected by over $35,634 of acquisition costs incurred in the United States, of which approximately $16,000 were non-deductible. Additionally, we reached a partial settlement associated with the United States Internal Revenue Service (“IRS”) related to audits of prior fiscal years incurring approximately $12,000 in additional tax. Income before income taxes of our domestic and foreign operations based on the geographic location of our operations was as follows:

STERIS plc 70 Sir John Rogerson’s Quay Dublin 2 Ireland The components of the provision for income taxes consisted of the following: NO CHANGES IN THE REMAINDER OF THE FOOTNOTE * * * * * * * * If you have any questions regarding these matters, please do not hesitate to contact me at +1(440) 392-7134. Very truly yours, /s/ Michael J. Tokich Michael J. Tokich Senior Vice President and Chief Financial Officer cc: Karen L. Burton Vice President, Chief Accounting Officer